Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 28, 2006

Arcelor shareholders,

Thanks to your support, Arcelor and Mittal Steel are about to join forces to create the steel sector leader.

We are delighted that our proposal has now received the recommendation of your Board of Directors.

With their backing and your continued support, we are confident that we will bring this transaction to a successful completion.

Your voice has been heard

  It is important that it be heard again
in order to reject the Severstal transaction
at the shareholders' meeting
scheduled on June 30.

The right choice for Arcelor

No Offer. No offer to exchange or purchase any Arcelor shares or convertible bonds has Belgium, Spain, France and the United States.

Important Information. In connection with its proposed acquisition of Arcelor S.A., Mittal Steel in Europe, including local versions of the Information Document approved by the supplemented on May 31, 2006 and a Share Listing Prospectus approved by the Autoriteit May 31, 2006 and (2) with the SEC in the United States, including the registration and Arcelor security holders outside the United States are urged to carefully read information in relation to the Offer. Investors and Arcelor security holders in the and related documents. All such documents contain important information. Investors Steelfs website at www.mittalsteel.com. In addition, the French version of the is available on the CNMVfs website at www.cnmv.es and the registration statement www.sec.gov.

In connection with its revised Offer, Mittal Steel intends to le supplemental Document and Prospectus as soon as practicable.

The contents of this announcement, which has been prepared by and is the sole of the Financial Services and Markets Act 2000 (as amended) by Goldman Sachs Bank plc and Societe Generale (together the “Banks”). The Banks, which are each acting for Mittal Steel Company N.V. and no one else in connection with the matters providing the protections afforded to their respective clients or for providing advice in relation to such matters.

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